20014044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DYNAMIC YIELDS CAPITAL MARKET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1334 SOUTH FIRST STREET
(No. and Street)

SAN JOSE (City) CALIFORNIA (State) 95110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENT R.N. WHITNEY 408-622-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTRY ROAD (Address) SELDEN (City) NEW YORK (State) 11784 (Zip Code)

SEC
Mail Processing
Section
OCT 05 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENT WHITNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DYNAMIC YIELDS CAPITAL MARKET, LLC, as of JUNE 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRANG BUI
Notary Public - California
Santa Clara County
Commission # 2161507
My Comm. Expires Jul 30, 2020

Kent W. Whitney
Signature

Chief Financial Officer
Title

Trang Bui
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DYNAMIC YIELDS CAPITAL MARKET, LLC

REPORT PURSUANT TO RULE 17A-5 (d)

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020

Contents

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMEBR: PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Governance and Member of Dynamic Yields Capital Market LLC
San Jose, California 95120

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Dynamic Yields Capital Market, LLC as of June 30, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Dynamic Yields Capital Market, LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Funding Plan

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred net losses since formation and recurring net capital deficiencies during the past two years. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from management's plans or other outcome of this matter

Basis for Opinion

These financial statements are the responsibility of Dynamic Yields Capital Market, LLC management. My responsibility is to express an opinion on Dynamic Yields Capital Market, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dynamic Yields Capital Market, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital under SEC Rule 15c3-1, Schedule II, Reconciliation Computation of Net Capital Pursuant to SEC Rule 17a-5d-4, and Schedule III Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Dynamic Yields Capital Market, LLC's financial statements. The supplemental information is the responsibility of Dynamic Yields Capital Market, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

This is the first year I have served as the auditor for Dynamic Yields Capital Market, LLC

Michael Damsky CPA, P.C.

Selden, New York
September 21, 2020

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Financial Condition
June 30, 2020

ASSETS		
Cash	$	623
Total Assets	$	623
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	0
Total liabilities		0
Member's equity		623
Total Member's equity		623
Total Liabilities and Member's Equity	$	623

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Operations
For Year ended June 30, 2020

Revenues		
Total revenues	$	0
Expenses:		
Occupancy		3,885
Audit		6,800
Communications		1,385
Regulatory and license fees		2,190
State taxes		800
Total expenses		15,060
Net income (loss)	$	(15,060)

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Changes in Member's Equity
For Year ended June 30, 2020

		Member's Equity
Balance on June 30, 2019	$	(7,802)
Member's contributions		23,485
Member's distributions		-
Net income (loss)		(15,060)
Balance on June 30, 2020	$	623

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Cash Flows
For Year Ended June 30, 2020

Cash flows from operating activities:		
Net income (loss)	$	(15,060)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets		-
Increase (decrease) in liabilities:		
Accrued expenses		(8,520)
Total adjustments		(8,520)
Net cash provided by (used in) operating activities		(23,580)
Cash flow from investing activities		-
Cash flow from financing activities:		
Member's contributions		23,485
Member's distributions		-
Net cash provided by (used in) financing activities		23,485
Net increase (decrease) in cash		(95)
Cash at beginning of year		718
Cash at end of year	$	623

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	-
Income tax	-

Noncash investing and financing activities:
Member's contributions and Net loss include expenses paid by the Member on behalf of the Company in the amount of $11,485.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dynamic Yields Capital Market, LLC (the "Company") is a single-member limited liability company formed in California on October 19, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority ("FINRA"); and the State of California.

The Company has not commenced operations. FINRA has approved the following lines of business: mutual fund retailer; and broker-dealer of variable life insurance or annuities. The financial statements do not include any adjustments for the effect of startup risks and uncertainties.

The Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements under the exemption provisions set forth in paragraph (k)(1).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

The Company's policy is to recognize revenues when earned in accordance with *Accounting Standards Codification Topic 606 "Revenue from Contracts with Customers" ("ASC Topic 606").* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the expected consideration for those goods or services. This requires increased judgment and estimates: identifying the contract's performance obligations; estimating the amount of variable consideration to include in the contract's transaction price; and allocating the transaction price to each separate performance obligation.

Income taxes

As a single-member LLC, the Company is a disregarded entity for Federal and California State income tax purposes. All tax effects of the Company's income (loss) are passed through to the Member, and the Member's personal responsibility. As a result, no provision has been made for income taxes in the Company's financial statements. The Company is subject to the California Limited Liability Company tax, which is based on gross receipts, with a minimum franchise tax of $800 per year.

NOTE 3 – FIDELITY BOND COVERAGE

The Company's fidelity bond coverage lapsed on August 6, 2020. The fidelity bond coverage was reinstated on August 28, 2020. See Note 9.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity owned by the Member. Under the agreement, the Company is responsible for its share of office occupancy costs, which amounted to $3,885 for the year ended June 30, 2020. The Member paid these office occupancy costs as well as state taxes and other costs on behalf of the Company totaling $11,485. The Member has formally waived repayment. Accordingly, this amount of $11,485 is included in Member's contributions of $23,485, as adjusted, for the year ended June 30, 2020.

There were no Member's distributions for the year ended June 30, 2020, as adjusted.

See Notes 7 and 8 related to the Company's net capital and Funding Plan, respectively.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company has either evaluated or is currently evaluating the implications, if any, of the *Financial Accounting Standards Board ("FASB")* standards scheduled to become effective in the future. In most cases, the Company has determined that these pending *FASB Accounting Standards Codification ("ASC")* and *Accounting Standards Updates ("ASU")* have limited or no impact on the Company's financial statements. In all cases, the Company believes that adopting them will not have a material impact on the financial statements taken as a whole.

NOTE 6 – INCOME TAXES

As discussed in Note 2, the Company is a disregarded entity for Federal and state income tax purposes but is subject to the California Limited Liability Company tax and filing requirements. This state tax expense amounted to $800 on the accompanying Statement of Income (Loss) for the year ended June 30, 2020. The Member has formally assumed the Company's California state tax liability each year since its effective date, including the year ended June 30, 2020. See Note 4.

The Company's state tax returns are subject to examination by the State of California taxing authorities within the enacted statute of limitations, generally four years from the date the return is filed. As of June 30, 2020, the State of California has not proposed any adjustment to the Company's tax position.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3 percent of net aggregate indebtedness, all as defined. The Rule provides that the ratio of aggregate indebtedness to net capital,

NOTE 7 – NET CAPITAL REQUIREMENTS - CONTINUED

both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital contributions be maintained for at least 1-year; and that equity may not be distributed if the resulting net capital ratio would exceed 10 to 1.

During the year ended June 30, 2020, the Company inadvertently made a premature capital distribution of $11,500. As a result, the Company was required to reclassify that amount of both capital contributions and distributions to Liability – Member. As adjusted, the Company's net capital was deficient for the period April 23, 2019 through July 21, 2020. See Note 9.

Net capital, aggregate indebtedness, and required net capital change daily. On June 30, 2020, the Company had net capital of $623 which was $4,377 below its required net capital of $5,000. The Company's aggregate indebtedness was 0, therefore its ratio of aggregate indebtedness to net capital was in compliance. See Schedule I.

NOTE 8 – FUNDING PLAN

The Company has not yet commenced operations. As a result, it has incurred net losses since formation and is reliant upon the Member for funding support. During the two years ended June 30, 2020, the Company had recurring net capital deficiencies due to external factors impacting the Member's funding resources. These external factors included an area COVID-19 shutdown during the first and second calendar quarters of 2020.

In response to this net capital concern, the Company prepared a Funding Plan ("Plan") to maintain full net capital compliance for at least the upcoming year from the date these financial statements were available to be issued. The Member has committed to this Plan. Further, the Member has asserted and evidenced probable sufficient available financial resources required by the Plan.

The financial statements do not include any adjustments that might result from the Plan or other outcome of this matter.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

Capital contributions of $7,000; $1,000 and $3,500 were made on July 21, 2020, August 31, 2020 and September 3, 2020, respectively, curing the net capital deficiency reported in Note 7.

Fidelity bond coverage was reinstated on August 28, 2020. See Note 3.

In the Company's best judgment, COVID-19 is not expected to have a significant impact on the Company for the year ended June 30, 2021. See Note 8.

DYNAMIC YIELDS CAPITAL MARKET, LLC

Schedule I **Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission As of June 30, 2020**

Computation of net capital:

Total Member's equity		$ 623
Less: non-allowable assets	$ -	
Total non-allowable assets		-

Computation of net capital requirements:

Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	$ -	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Net capital deficiency		$ (4,377)
Aggregate indebtedness		$ -
Ratio: Aggregate indebtedness to Net capital		0 to 1

Net Capital Reconciliation:

Reconciliation of the net capital computation above to the Company's unaudited net capital computation included in Part IIA of Form X-17A-5 as of June 30, 2020:

Net capital per unaudited Form X-17A-5	$ (6,197)
Adjustment to expenses and capital contribution	6,800
Adjustment to expenses and accrued expenses	20
Net capital per computation above	$ 623

See accompanying notes and independent auditors report

Schedule II Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3 As of June 30, 2020

Information relating to reserve requirements is not applicable to Dynamic Yields Capital Market, LLC as the Company claims and qualifies for exemption under SEC Rule 15c3-3(k)(1).

Schedule III **Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 As of June 30, 2020**

Information relating to possession or control requirements is not applicable to Dynamic Yields Capital Market, LLC as the Company claims and qualifies for exemption under SEC Rule 15c3-3(k)(1).

DYNAMIC YIELDS CAPITAL MARKET, LLC

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO SEC RULE 15c3-3

FOR THE YEAR ENDED JUNE 30, 2020

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Governance and Member of Dynamic Yields Capital Market. LLC
San Jose, California

I have reviewed management's statements, included in the accompanying Claim for Exemption in which Dynamic Yields Capital Market. LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dynamic Yields Capital Market LLC claimed an exemption from 17 C F R. § 240 15c3-3: Dynamic Yields Capital Market LLC identified 15c-3-3(k)(1) and Dynamic Yields Capital Market. LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Dynamic Yields Capital Market. LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynamic Yields Capital Market. LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion

Based on my review. I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Selden. NY 11784
September 21, 2020

Assertions Regarding Exemption Provisions

We, as members of management of Dynamic Yields Capital Market, _LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act Of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC)and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by a registered Independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement- the management of the Company hereby makes the following assertions.

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3. Paragraph (k) (l).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period July 1. 2019, through June 30, 2020.

Dynamic Yields Capital Market, LLC:

Kent R.N. Whitney

Kent R. N. Whitney

Chief Financial Officer

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2020